EXHIBIT 12(a)

Ratio of Earnings to Fixed Charges
Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies
(Unaudited)

	Three Months Ended September 30,

Millions of Dollars, Except Ratios	2003	2002

Earnings:
Income before cumulative effect of accounting change	$317	$414
Undistributed equity earnings	(14)	(18)

Total earnings	303	396

Income taxes	182	248

Fixed charges:
Interest expense including amortization of debt discount	124	136
Portion of rentals representing an interest factor	40	11

Total fixed charges	164	147

Earnings available for fixed charges	$649	$791

Ratio of earnings to fixed charges	4.0	5.4